PRESS RELEASE

TSX - “CZN” OTCBB “CZICF”	April 24, 2007
FOR IMMEDIATE RELEASE

UNDERGROUND DRILLING AT PRAIRIE CREEK MINE:
INCREASING VEIN WIDTHS AND ADDITIONAL STRATABOUND LOCATED

Vancouver - April 24, 2007 - Canadian Zinc Corporation (“TSX-CZN”) is pleased to report drill assay results on the fourth completed section of underground diamond drill holes from the newly established decline tunnel at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories. Drilling has been on-going through the winter season and continues.

“We are at about the half way stage in this drilling program and the results to date are very encouraging”, said Alan Taylor, Vice-President Exploration and Chief Operating Officer. “Twenty-four of the twenty-five holes drilled intersected vein mineralization. Included in the twenty-five drill holes are eight holes targeted on stratabound exploration which have all been successful at intercepting this style of mineralization.” Previous news releases this year dated January 9, March 5 and March 22 reported results from the first three completed sections of drilling, Section 50600N, 50650N and 50700N, from the new underground decline.

Underground Diamond Drill Results from Section 50750N

Assay results have now been received for the ring of seven drill holes completed on Section 50750N. These holes were drilled from the 50750N underground drill station in the 870 level decline which was established during the 2006 exploration program at Prairie Creek.

All seven holes on Section 50750N intersected mineralization and two reported multiple intercepts.

Prairie Creek Composite Underground Drilling Intersections: Section 50750N

Hole Number	From (m)	To (m)	Length (m)	TT (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-07-019	94.30	97.09	2.79	2.49	15	26.59	25.92	490	1.201	V
PCU-07-020	94.31	95.59	1.79	1.78	0	0.38	4.65	9	0.040	V
PCU-07-021	98.35	105.09	6.74	5.85	-30	6.92	12.20	93	0.231	V
PCU-07-022	159.91	170.99	11.08	4.92	-53	15.44	19.75	282	0.755	V
PCU-07-023	229.26	232.76	3.50	2.02	-63	20.95	14.48	307	0.637	V
PCU-07-024	255.57	261.41	5.84	3.18	-67	8.28	1.71	92	0.118	V
“ -024	261.41	266.88	5.47	4.73	-67	9.91	11.83	63	0.015	SB
PCU-07-025	267.60	269.20	1.60	1.44	-73	19.25	13.61	201	0.049	SB
“ -025	286.21	290.90	4.69	4.21	-73	4.39	5.41	34	0.007	SB
“ -025	293.73	295.76	2.03	1.82	-73	3.01	9.13	34	0.005	SB
“ -025	296.20	298.40	2.20	0.74	-73	4.11	0.46	50	0.075	V
“ -025	301.90	305.95	4.05	3.64	-73	5.35	13.79	56	0.014	SB
V=Vein, SB=Stratabound, TT=estimated true thickness

Vein Mineralization

The targeted vein-fault structure in the new section 50750N was successfully intercepted in all holes and indicates an overall increase in estimated true thicknesses compared to the previously completed sections. Hole PCU-07-022 intersected a grade of 19.75% Zn, 15.44% Pb and 282 gpt Ag within an estimated true thickness of 4.92 meters and Hole PCU-07-021 returned 12.2% Zn, 6.92% Pb and 93 gpt Ag over a true thickness of 5.85 meters. The actual vein widths are still subject to final interpretation however the sub-vertical nature of the vein continues to be defined.

Stratabound Mineralization

Additional stratabound mineralization has been located in hole PCU-07-024 and multiple intercepts in PCU-07-025. These holes are the most northern holes drilled so far that test the host horizon for stratabound mineralization and indicate excellent potential of locating more stratabound as this stratigraphy continues further down dip. It is believed that when the results are further analyzed and interpreted these intercepts will correlate with stratabound mineral intercepts discovered on the previous three sections in the same stratigraphic horizon.

2006/07 Underground Diamond Drilling Program

The 2006/07 underground drill program at the Prairie Creek mine is focused on further defining the Main Zone (Zones 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also included. MineFill Services Inc. of Vancouver have been retained to complete an independent resource calculation for the Prairie Creek Mine upon completion of the drilling program.

Access to underground drilling has been provided through the establishment of the new decline tunnel which was driven during 2006 from the existing lower level underground workings. The decline reached its 2006 targeted length in December and six new drill stations on 50 metre section lines were established.

Over 50 drill holes are planned from the decline totaling up to 10,000 metres of coring. So far 25 holes are reported totaling 5034 meters of coring. The Company is presently logging, sampling and awaiting assays from Section 50850N which the drill is now completing.

Quality Assurance / Quality Control

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com